January 13, 2006

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Manatron, Inc. Form 10-K for Fiscal Year Ended April 30, 2005 Filed July 15, 2005 File No. 000-15264

Dear Mr. Wilson:

This letter is in response to your request for additional clarification to our follow up reply to your initial comment letter dated August 23, 2005, concerning Manatron, Inc.'s (the "Company") Form 10-K for the year ended April 30, 2005. Your comment will be set forth first, and our response will be set forth immediately below your comment.

Comment Number One

We note your response to prior comment 2 and that you believe percentage of completion is appropriate for your appraisal services.   Explain to us why you believe it is appropriate to recognize revenue in this manner.   Please note that footnote 1 of SOP 81-1 does not permit the use of contract accounting for service contracts.

Response to Comment Number One

The Company's revenue recognition for appraisal services does not fall within the scope of SOP 81-1, but under the proportional performance method, subject to consideration of the guidance in SAB 104. The Company believes that this is appropriate as appraisal services contracts extend beyond a single accounting period and entail multiple performance acts. In addition, our appraisal services contracts meet all of the requirements under SAB 104 as service revenue is recognized as services are performed, the amounts can be objectively determined and collection is reasonably assured. We derive an overall percentage completion for each project on a monthly basis based on applying the proportional performance method to each activity.

The Company will provide additional disclosure in all future filings to more clearly convey the use of the proportionate performance method for revenue recognition on appraisal service contracts.

Please do not hesitate to call or send an email if you need additional information or have any further questions.

Sincerely,

/s/ Krista Inosencio

Krista Inosencio
Chief Financial Officer
(269)567-2900 ext. 284
Krista.inosencio@manatron.com

/s/ Paul Sylvester

Paul Sylvester
Chief Executive Officer
(269) 567-2900 ext. 222
Paul.sylvester@manatron.com